May 1, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southland Holdings, Inc.

Registration Statement on Form S-1

Filed March 31, 2023

File No. 333-271057

Ladies and Gentlemen:

On behalf of Southland Holdings, Inc. (the “Company”), we hereby respond as follows to the comment letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 13, 2023, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Registration Statement (the “Amended S-1”) with the Commission. Captions and page references in the Company’s responses correspond to those set forth in the Amended S-1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Amended S-1. For the Staff’s convenience, we have recited the comments in the Staff’s letter below in italics, and set forth the Company’s response in regular font immediately thereafter.

Registration Statement on Form S-1 filed March 31, 2023

Cover Page

1.	For each of the shares and warrants being registered for resale, please disclose the price that the selling securityholders paid for the shares and warrants.

Response: As requested, the Company has revised the disclosure on the cover page of the prospectus.

2.	We note that the exercise price of the warrants is $11.50 compared to the closing price of the common stock on March 30, 2023, which was $8.51. As the warrants are out the money, please disclose that it is likely that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercise of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: As requested, the Company has revised the disclosure on the cover page of the prospectus and pages 1, 22, 24, 47 and 79 of the Amended S-1.

3.	We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Please highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the common stock.

Response: As requested, the Company has revised the disclosure on the cover page of the prospectus and pages 21 and 47 of the Amended S-1.

May 1, 2023

Risk Factors, page 6

4.	We note the risk factor on page 21 highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: As requested, the Company has revised the disclosure on page 21 of the Amended S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

5.	We note that the projected revenues for 2022 were $1.520 billion and projected EBITDA was $135 million, as set forth in the forecasted financial information management prepared and provided to the Board, the company’s financial advisors and Legato II in connection with the evaluation of the Business Combination. We also note that your actual revenues for 2022 were approximately $1.161 billion and actual EBITDA was $128.3 million. It appears that you missed your 2022 revenue and EBITDA projections. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: As requested, the Company has revised the disclosure on page 47 of the Amended S-1.

Overview, page 37

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, please expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: As requested, the Company has revised the disclosure on pages 46-47 of the Amended S-1.

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that certain Directors and Executive Officers of the Company, beneficial owners of over 80% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: As requested, the Company has revised the disclosure on page 47 of the Amended S-1.

General

8.	Please revise your prospectus to disclose the price that each selling securityholder paid for the shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: As requested, the Company has revised the disclosure on the cover page of the prospectus and page 21 of the Amended S-1.

May 1, 2023

If you have any additional questions regarding the above, please contact me by phone at (281) 681-5912 or e-mail at wrohrlich@winstead.com.

Sincerely,

/s/ William R. Rohrlich, II
William R. Rohrlich, II

Cc:	Frank S. Renda (Chief Executive Officer, Southland Holdings, Inc.)

Cody Gallarda (Chief Financial Officer, Southland Holdings, Inc.)